TOP Ships Inc. Announces Corporate Developments

ATHENS, Greece, Oct. 21 /PRNewswire/ -- TOP Ships Inc. (NasdaqGS: TOPS), an international provider of maritime shipping services for the transportation of crude oil, petroleum products, and dry bulk commodities, announced today the results of its 2010 annual general meeting of shareholders.

Specifically:

  Evangelos J. Pistiolis, Alexandros Tsirikos and Vangelis G. Ikonomou were re-elected as Class III directors of the Company's Board of Directors.
  The shareholders approved the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2010.

  The shareholders also approved the amendment of the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common shares at a ratio of not less than one-for-two and not more than one-for-ten. Following the shareholders' approval, the Board of Directors has the authority, but not the obligation, to select one of the approved reverse stock split ratios and to effect the reverse stock split at any time until the next annual general meeting of shareholders. The reverse stock split will be effected, if at all, in order for the Company to regain compliance with the Nasdaq Global Select Market minimum bid price requirement and to create the greatest marketability of its shares based upon prevailing market conditions.

The Company also announced that it has entered into an agreement for the sale of one of its product tankers.

Finally, the Company announced that it has entered into an agreement to charter in a product tanker.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international maritime shipping company that provides transportation services for crude oil, petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Media: Athanasia Sfikas Vice President Hill & Knowlton New York 825 3rd Ave, 21st Floor New York, NY 10022 p: +1 (212) 885 0415 athanasia.sfikas@hillandknowlton.com	Company: Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org

CONTACT:  Media:  Athanasia Sfikas, Vice President, Hill & Knowlton New York, +1-212-885-0415, athanasia.sfikas@hillandknowlton.com; Company: Alexandros Tsirikos, Chief Financial Officer, TOP Ships Inc., +30 210 812 8180, atsirikos@topships.org